January 19, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attn: Edwin Kim

RE:    Oblong, Inc., Registration Statement on Form S-3 filed January 15, 2021 (File No. 333-252145).

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 p.m. Eastern Time on January 21, 2021, or as soon thereafter as is practicable.

Please call Ron Levine of Arnold & Porter Kaye Scholer LLP at (303) 863-2335 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Oblong, Inc.

/s/ David Clark
David Clark
Chief Financial Officer